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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 29)*



                    CONTINENTAL MORTGAGE AND EQUITY TRUST
--------------------------------------------------------------------------------
                               (Name of Issuer)


                 Shares of Beneficial Interest, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 211-663-208
                     -----------------------------------
                                (CUSIP Number)

        Robert A. Waldman
        10670 North Central Expressway, Suite 600
        Dallas, TX  75231
        (214) 692-4758
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               October 25, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   221-663-208                                   PAGE  2  OF  12  PAGES
         ----------------                                     ----    ----


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                American Realty Trust, Inc.
                54-0697989

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                1,633,819
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                              -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                1,633,819
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                1,633,819
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                39.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                           PAGE 3  OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Gene E. Phillips Children's Trust
                13-6599765
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                             49,299

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                             49,299

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                49,299

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                00

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                      PAGE 4  OF 12 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Basic Capital Management, Inc.
                75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Nevada

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                             480,329

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                             480,329

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                480,329

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.6%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                     CONTINENTAL MORTGAGE AND EQUITY TRUST

                             CUSIP No. 211 663 208

ITEM 1.  SECURITY AND ISSUER

                 Item 1 is hereby amended to read as follows:

                 This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of Continental Mortgage and Equity Trust ("CMET"), and amends the amended statement on Schedule 13D filed on May 24, 1996. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2.  IDENTITY AND BACKGROUND

                 Item 2 is hereby amended to read as follows:

                 This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

                 The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 37.7% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust and a director of BCM.

                 (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 The following is a list of the executive officers and directors of ART:

     Name                        Position(s) with ART
     ----                        --------------------

Al Gonzalez                      Director

Oscar W. Cashwell                Director

Dale A. Crenwelge                Director

Roy E. Bode                      Director

Karl L. Blaha                    President and Director

Name                                   Position(s) with ART
----                                   --------------------

Thomas A. Holland                      Executive Vice President and
                                         Chief Financial Officer

Randall M. Paulson                     Executive Vice President

Bruce A. Endendyk                      Executive Vice President

Lynn W. Humphries                      Senior Vice President,
                                         Commercial Asset Management

Robert A. Waldman                      Senior Vice President, Secretary
                                         and General Counsel

Dan S. Allred                          Senior Vice President, Land Development

Drew D. Potera                         Treasurer

                 Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

                 Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

                 Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

                 Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

                 Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

                 Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

                 Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

                 Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

                 Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President, Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

                 Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

                 Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President, Land Development of BCM. Mr. Allred is a citizen of the United States of America.

                 Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Security Manager of BCM. Mr. Potera is a citizen of the United States of America.

                 (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                   Position(s) with BCM
----                                   --------------------

Randall M. Paulson                     President

Oscar W. Cashwell                      Executive Vice President

Thomas A. Holland                      Executive Vice President and
                                         Chief Financial Officer

Clifford C. Towns, Jr.                 Executive Vice President, Finance

Bruce A. Endendyk                      Executive Vice President

Cooper B. Stuart                       Executive Vice President

Name                                   Position(s) with BCM
----                                   --------------------

Mark W. Branigan                       Executive Vice President

Lynn W. Humphries                      Senior Vice President,
Commercial Asset Management

Dan S. Allred                          Senior Vice President, Land Development

Robert A. Waldman                      Senior Vice President, General
                                         Counsel and Secretary

Drew D. Potera                         Vice President, Treasurer
                                         and Securities Manager

Ryan T. Phillips                       Director

Mickey Ned Phillips                    Director

                 Information with respect to Messrs. Paulson, Cashwell, Endendyk, Holland, Humphries, Waldman, Allred and Potera is disclosed in (I) above.

                 Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

                 Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

                 Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

                 Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

                 (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

                 Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

                 Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

                 During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended to read as follows:

                 (A)  SHARE OWNERSHIP

                 The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                          Shares Owned Directly
                          ---------------------

                             Number of                    Percent of
Reporting Person               Shares                      Class(1)
----------------          ----------------                ---------

ART                          1,633,819                     39.4%
BCM                            480,329                     11.6%
GEP Trust                       49,299                      1.2%
Reporting Persons
as a Group                   2,163,450                     52.2%

                          Shares Owned Beneficially
                          -------------------------

                             Number of                    Percent of
Reporting Person              Shares                       Class (1)
----------------          ---------------                 ----------

ART                          1,633,819                     39.4%
BCM                            480,329                     11.6%
GEP Trust                       49,299                      1.2%
Al Gonzalez (2)              1,633,822                     39.4%
Ryan Phillips (3)(4)           480,329                     11.6%
Mickey Ned Phillips (3)        480,329                     11.6%
Dale A. Crenwelge (2)        1,633,819                     39.4%
Oscar W. Cashwell (2)(3)     2,114,148                     51.0%
Roy E. Bode (2)              1,633,819                     39.4%
Karl L. Blaha (2)            1,633,819                     39.4%
Total                        2,163,447                     52.2%

--------------------

         (1) Percentage calculations are based upon 4,144,762 Shares outstanding at October 31, 1996. Total and addends may not match due to rounding. The increase of the percentage ownership is primarily due to the reduction in Shares outstanding resulting from Share repurchases by the Issuer.

         (2) May be deemed to be a beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

         (3) May be deemed to be a beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

         (4) May be deemed to be a beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

         (B)      VOTING AND DISPOSITIVE POWER

                 Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Each of the directors of BCM share voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

         (C)     TRANSACTIONS IN SECURITIES

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                         Number of          Price       Type of
Person           Date               Shares         Per Share   Transaction
---------        ----             ----------       ---------   -----------

CMET           10/03/96              9,000         $10.750     Open Market
CMET           10/04/96             15,000         $10.750     Open Market
CMET           10/09/96             10,000         $10.750     Open Market
CMET           10/21/96              5,000         $10.750     Open Market
CMET           10/25/96              5,000         $10.750     Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

ART has pledged 30,000 shares to Advest, pledged 26,250 shares to Alex Brown
(NY), pledged 15,000 shares to Arnold Securities, pledged 15,000 shares to Baker & Co., pledged 17,251 to Baraban Securities, pledged 162,999 shares to Bear Stearns, pledged 15,000 shares to Bidwell, pledged 15,000 shares to Brown & Co., pledged 15,000 shares to C.J. Lawrence, pledged 15,000 shares to Cowen & Co., pledged 11,250 shares to Dain Bosworth, pledged 113,993 shares to Dean Witter (CA), pledged 15,000 shares to Equitable Securities, pledged 22,500 shares to First Southwest, pledged 55,500 shares to Global Strategies, pledged 35,261 shares to Goldman Sachs, pledged 21,000 shares to Hambrecht & Quist, pledged 15,000 shares to JB Oxford, pledged 22,500 shares to Jefferies (TX), pledged 22,500 shares to Legg Mason
(TX), pledged 22,500 shares to Marsh Block, pledged 7,500 shares to May Financial, pledged 22,500 shares to McDonald & Co., pledged 34,500 shares to Montgomery, pledged 15,000 shares to Morgan Keegan, pledged 34,056 shares to Mutual Securities, pledged 118,536 shares to NationsBanc Capital, pledged 30,000 shares to Nationwide Securities, pledged 15,000 shares to Olde, pledged 27,000 shares to Oppenheimer (NY), pledged 50,036 shares to Oppenheimer (TX), pledged 22,500 shares to Pacific Brokerage, pledged 30,000 shares to The Principal Group, pledged 42,500 shares to Rauscher Pierce, pledged 45,000 shares to Regions Investments, pledged 15,000 shares to Roney & Co., pledged 17,949 shares to Securities of America, pledged 19,500 shares to Tucker Anthony, pledged 15,000 shares to UBS Securities, pledged 15,000 shares to Wachovia, pledged 13,500 shares to Washington Discount and pledged 84,207 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

ART has also pledged 276,035 shares to United Pacific pursuant to two (2) loan agreements with such lender.

BCM has pledged 7,500 shares to Advest, pledged 2,400 shares to The Advisors Group, pledged 7,500 shares to Alex Brown (NY), pledged 7,781 shares to Baraban Securities, pledged 37,500 shares to Bear Stearns, pledged 15,000 shares to Boatmen's, pledged 15,000 shares to Brown & Co., pledged 7,500 shares to Cowen & Co., pledged 245,800 shares to Dean Witter (CA), pledged 14,499 shares to NationsBanc Capital, pledged 1,500 shares to Olde, pledged 31,500 shares to Oppenheimer (TX), pledged 15,000 shares to Rauscher Pierce, pledged 15,000 shares to Regions Investment, pledged 4,500 shares to Rodman & Renshaw and pledged 52,349 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

GEP Trust has pledged 49,299 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 1996.

                                       AMERICAN REALTY TRUST, INC.



                                       By:  /s/Karl L. Blaha
                                          -----------------------------
                                       Karl L. Blaha
                                       President



                                       BASIC CAPITAL MANAGEMENT, INC.



                                       By:  /s/Drew D. Potera
                                          ----------------------------
                                       Drew D. Potera
                                       Treasurer



                                       GENE E. PHILLIPS CHILDREN'S TRUST



                                       By:  /s/Donald W. Phillips
                                          ------------------------------
                                       Donald W. Phillips
                                       Trustee